UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

COMMISSION FILE NUMBER
000-56294

CUSIP NUMBER
13765Y103

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

THE CANNABIST COMPANY HOLDINGS INC.
Full Name of Registrant

N/A
Former Name if Applicable

321 Billerica Rd., Suite 204
Address of Principal Executive Office (Street and Number)

Chelmsford, Massachusetts 01824
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Cannabist Company Holdings Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Form 10-K as of and for the year ended December 31, 2025 (the “Form 10-K”). As previously disclosed, on March 24, 2026, the Company and The Cannabist Company Holdings (Canada) Inc. commenced a proceeding under the jurisdiction of the Ontario Superior Court of Justice (Commercial List) pursuant to the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) (the “CCAA Proceedings”). On March 25, 2026, the Company filed voluntary petitions for relief under chapter 15 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware to seek recognition of the CCAA Proceedings and an initial order in the United States (the “Chapter 15 Proceeding,” and together with the CCAA Proceedings, the “Restructuring Proceedings”). In the period leading up to and since the Restructuring Proceedings, the Company has been principally engaged in addressing bankruptcy-related matters. The Company’s financial, accounting and administrative personnel have devoted substantially all of their time to the maintenance of the Company’s ongoing operations, including the development and implementation of the Company’s post-petition strategy.

The Restructuring Proceedings came at a time during which year-end close procedures would normally be conducted. As a result of the increased burdens placed on the Company’s financial, accounting and administrative staff, the diversion of the Company’s financial resources toward the efforts described above, and the subsequent changes in the Company’s operations and anticipated operations, the Company has been unable to timely complete the preparation of its Form 10-K within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David Sirolly	978	910-1486
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons described in Part III – Narrative of this Form 12b-25, the Company has concluded that it is unable to file the Form 10-K without unreasonable effort and expense due to the demands of the Company’s Restructuring Proceedings. The Company believes that its results of operations for the fiscal year ended December 31, 2025 differed significantly from its results of operations for the fiscal year ended December 31, 2024 due to adverse developments that occurred with respect to the Company’s business and liquidity, including events precipitating the Restructuring Proceedings.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Form 12b-25 may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and corresponding Canadian securities laws. Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding use of proceeds, future events, plans, strategies, or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “future,” “scheduled,” “estimates,” “forecasts,” “projects,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases, or may contain statements that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “will continue,” “will occur” or “will be achieved.” Forward-looking statements involve and are subject to assumptions and known and unknown risks, uncertainties, and other factors which may cause actual events, results, performance, or achievements of the Company to be materially different from future events, results, performance, and achievements expressed or implied by forward-looking statements. The risks, uncertainties and events that may cause actual results to differ materially from the expectations described by the Company in such forward-looking statements, include among other things, the Company’s ability to successfully complete a sale process under the Restructuring Proceedings, or to sell any of its remaining businesses or assets; potential adverse effects of the Restructuring Proceedings on the Company’s liquidity and results of operations; the Company’s ability to obtain timely approval by the applicable courts with respect to the motions filed in the Restructuring Proceedings; objections to the Company’s sale process or other pleadings filed that could protract the Restructuring Proceedings; employee attrition and the Company’s ability to retain senior management and other key personnel due to the distractions and uncertainties, including the Company’s ability to provide adequate compensation and benefits during Restructuring Proceedings; the Company’s ability to comply with the restrictions imposed by its financing arrangements; the Company’s ability to maintain relationships with suppliers, customers, employees and other third parties and regulatory authorities as a result of the Restructuring Proceedings; the applicable rulings in the Restructuring Proceedings and the outcome of the Restructuring Proceedings generally; the length of time that the Company will operate under CCAA and Chapter 15 protection and the continued availability of operating capital during the pendency of the proceedings; risks associated with third party motions in the Restructuring Proceedings, which may interfere with the Company’s ability to consummate any sale of its business or assets; and increased administrative and legal costs related to the Restructuring Proceedings and other litigation and inherent risks involved in a bankruptcy process. These forward-looking statements speak only as of the date hereof. The Company undertakes no obligation to update the information contained in this Form 12b-25 to reflect new events or circumstances, except as required by law.

THE CANNABIST COMPANY HOLDINGS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2026	By:	/s/ David Sirolly
		Name:	David Sirolly
		Title:	Chief Legal Officer & General Counsel